SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 12 January 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN CANADA, AUSTRALIA OR
JAPAN

January 12, 2004

                      BP TO SELL STAKE IN PETROCHINA


BP announced today that it intends to sell its 2 per cent equity stake in PetroChina Company Limited (PetroChina). The company will carry out the sale through a bookbuilt placing of the shares on public markets.

BP acquired the stake of approximately 3.5 billion shares when 10 per cent of PetroChina was floated on international markets in early 2000. The acquisition was a strategic move on BP's part to support PetroChina's entry to the equity market and build relationships that would help BP expand its Chinese business.

Gary Dirks, president of BP China, said: "Our equity investment in PetroChina has been very successful and we believe now is an appropriate time to divest the shares. BP remains committed to our business with PetroChina - and in China as a whole, where we expect to invest a further $3 billion over the next five years."

BP is one of the largest foreign investors in China's energy and petrochemicals sectors. The company's activities in China include production and import of natural gas; supply of aviation fuel; import and marketing of liquefied petroleum gas; fuels retailing; lubricants blending and sales and petrochemical manufacturing.

The placing of the shares will be arranged by Goldman Sachs International.

Further enquiries:

David Nicholas, BP press office, London: +44 (0)20 7496 4708
Steve Lawrence, BP press office, Hong Kong: +852 2586 8917


This announcement does not constitute or form part of an offer, solicitation of an offer or invitation to purchase or subscribe for securities in any jurisdiction.

This announcement is directed only at (i) persons outside the United Kingdom; or
(ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or
(iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, "relevant persons"). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.

This announcement includes statements that are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors. Such factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts and the Annual Report on Form 20-F filed with the US Securities and Exchange Commission. BP does not assume any responsibility to update any information included in this announcement.

Goldman Sachs International is acting for BP in connection with the placing and no one else and will not be responsible to anyone other than BP for providing the protections offered to clients of Goldman Sachs International nor for providing advice in relation to the placing.

- ENDS -


                                       SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 12 January 2004                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary